Griffiths McBurney Corp.

STATEMENT OF CASH FLOWS

[Expressed in U.S. dollars]

Year ended December 31

	2015
	$
OPERATING ACTIVITIES	
Net loss for the year	**(1,115,353)**
Add item not affecting cash	
Deferred income taxes	**7,353**
Changes in operating assets and liabilities	
Segregated cash	**2,734,400**
Due from clearing broker	**(6,336,424)**
Due from affiliates	**302,012**
Due from customers	**(124,869)**
Commodity taxes recoverable	**32,266**
Income taxes recoverable	**(50,392)**
Deferred tax asset	**14,290**
Other assets	**1,521**
Accrued liabilities	**(46,725)**
Due to affiliates	**419,227**
Due to clearing broker	**124,869**
Due to customers	**5,113,069**
Due to prime brokers	**1,223,355**
Cash provided by operating activities	**2,298,599**
Net increase in cash during the year	**2,298,599**
Cash, beginning of year	**2,696,491**
Cash, end of year	**4,995,090**
Supplemental cash flow information	
Interest paid	**2,365**
Income taxes paid	**293,872**

See accompanying notes which are an integral part of these financial statements